January 30, 2013

VIA EDGAR

Mr. Robert F. Telewicz Jr.

Senior Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE: Gramercy Capital Corp. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2011 (the “Form 10-K”)

Filed on March 15, 2012

File No. 001-32248

Dear Mr. Telewicz:

We are transmitting for filing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Jon W. Clark of the Company, dated January 15, 2013 (the “January 15th letter”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the January 15th Letter, and is followed by the corresponding response of the Company.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Note 8 – Collateralized Debt Obligations, pages 141 – 142

1.	We have considered your response to comment six and note your proposal to provide additional cross-references in future filings. However, we note the existing disclosure information is not disaggregated by CDO. Please revise to provide visibility into the nature of assets held in each CDO separately. In this regard, please include a tabular presentation disclosing the face amount of each CDO and the underlying collateral composition, including the face value, fair value and credit rating associated with each individual CDO.

Securities and Exchange Commission January 30, 2012 Page 2

Response: In response to the Staff’s Comment, the Company advises the Staff in future filings the Company will add the following table to the disclosures in Footnote 8 – Collateralized Debt Obligations:

		Collateral
	Debt	Loans			CMBS Investments				Cash
	Face Value	Unpaid Principal Balance	Carrying Value (1)	Non-performing Loans as a % of Carrying Value	Face Value	Amortized Cost	Fair Value	Non-investment Grade CMBS as a % of Fair Value	Restricted Cash
CDO 2005-1	$760,716	$338,577	$280,243	7.3%	$191,543	$122,002	$161,359	21.7%	$15,768
CDO 2006-1	852,891	557,272	509,310	6.1%	176,421	107,730	134,637	32.7%	52,005
CDO 2007-1	1,081,639	176,293	175,723	0.0%	824,502	741,845	595,657	65.1%	1,043
Total CDOs	$2,695,246	$1,072,142	$965,276	5.3%	$1,192,466	$971,577	$891,653	52.4%	$68,816

(1) The Company carries its loans and other lending investments net of unamortized fees, discounts, reserves for loan losses, impairments and other adjustments.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2012

Note 3 – Loans, Other Lending Investments and Commercial Mortgage-Backed Securities, page 19

2.	We have considered your responses to comments eight and nine. We note that you do not intend to sell individual CMBS investments. Please clarify how your decision to explore various options with respect to your CDO management business including sale in whole, in part or in joint venture do not represent an intent to sell your CMBS investments associated with your CDO management business. It appears you believe that your exploration of options for your CDO management business has no impact on your assessment of impairment for your commercial mortgage backed securities. Please explain your rationale for such an assessment. Your response should discuss the factors you relied upon and your basis in GAAP in coming to this conclusion.

Response: In response to the Staff’s comment, the Company advises the Staff that as it prepared and finalized its Form 10-Q for the period ended September 30, 2012, the Company did consider and conclude that the exploration of options for its Collateralized Debt Obligation or CDO management business had no impact on the assessment of impairment of its Commercial Mortgage Backed Securities or CMBS. The Company’s CMBS are owned within three separate CDO trusts that are variable interest entities, or VIE’s, which the Company had previously determined it was the primary beneficiary. Accordingly, the assets and liabilities of these trusts have been consolidated in the Company’s financial statements. The Company manages these CDOs within its Gramercy Finance segment, primarily through collateral manager contracts with each of the respective CDO trusts. As noted in Form 10-Q for the period ended September 30, 2012, the Company may consider, among other things, various options with respect to its CDO management business including: (i) sale of some or all of these collateral management contracts, (ii) sale of all or some repurchased CDO bonds which are eliminated in the consolidated financial statements, and (iii) sale of some or all of the Company’s equity interest in the CDOs.

Securities and Exchange Commission January 30, 2012 Page 3

ASC 320-10-35-33A requires that if an entity intends to sell a debt security that has a fair value less than amortized cost, an other-than-temporary impairment shall be considered to have occurred. The Company concluded that the decision to undertake the exploration of various options for the Company’s CDO management business did not result in any decision to sell a security owned by the CDOs. Therefore, the Company concluded that it did not have the intent to sell any debt securities as of September 30, 2012. The Company also considered the guidance in ASC 320-10-35-33B which states that if an entity does not intend to sell a debt security, the entity shall consider available evidence to assess whether it is more likely than not that it will be required to sell the security before the recovery of its amortized cost basis and if so, an other-than temporary impairment shall be considered to have occurred. The Company considered this guidance during the preparation of Form 10-Q for the period ended September 30, 2012. Given the preliminary nature of its exploration of options for its CDO management business at that time, the Company could not conclude that it was “more likely than not” that it would be required to sell the CMBS securities within the CDO trusts before it recovered its cost basis. The following factors were instrumental in reaching this conclusion as of the filing date of Form 10-Q for the period ended September 30, 2012:

1)	The decision to explore various options is not as a result of any financial constraints, working capital requirements or a result of any other contractual obligations that would require the Company to take any actions that would require the Company to sell the CMBS securities prior to a recovery of the amortized cost basis.

2)	The Company engaged Wells Fargo Securities LLC in October 2012 to assist in a potential transaction. Although the Company had begun exploring options for its Gramercy Finance segment, there was no “most likely” option and no decision had been made or approved by the Company’s Board of Directors. Therefore, there was no change to the Company’s ability and intent to hold the CMBS securities.

3)	Regardless of actions the Company may take with respect to the CDO management business, the CDO trusts that are consolidated by the Company have and will continue to have the ability and intent to hold the CMBS securities.

4)	Some of the options considered by the Company with respect to its CDO management business may result in the deconsolidation of the CDOs from the Company’s balance sheet, but other options under consideration would not. For example, sale of only the repurchased CDO bonds which are eliminated in the Company’s financial statements would increase unrestricted cash and CDO liabilities outstanding but would not result in a deconsolidation of the CDO trusts from the Company’s financial statements.

5)	The Company commenced this process to explore options available with respect to its CDO management business and specifically its Gramercy Finance segment, but if no alternatives are identified by the exploration of these options that are on acceptable economic terms to the Company, it would continue to manage the CDOs in their current form and it has the ability to continue to hold both its equity and debt interests in the CDOs and there would be no change to the ability and intent of the CDO trusts to hold the CMBS securities.

Securities and Exchange Commission January 30, 2012 Page 4

As it completes and finalizes its Form 10-K for the period ended December 31, 2012, the Company will consider the continued exploration of options for the Company’s CDO business and its Gramercy Finance segment and will reassess the available evidence to determine if it is more likely than not that the Company intends to sell the CMBS securities before it recovered its cost basis.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	the Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (212) 297-1021 should you require additional information or have any questions.

Very truly yours,

/s/ Jon W. Clark

Jon W. Clark

Chief Financial Officer

cc:	Mr. Wilson K. Lee

Mr. Larry P. Medvinsky, Esq.